Exhibit 99.1

MY Secures Off-Shore Tender in Zhuhai, Guangdong Province, China with 3MW SCD Wind Turbine Generators, Construction to Begin in October 2013

ZHONGSHAN, China, Sept. 30, 2013 /PRNewswire/ - China Ming Yang Wind Power (NYSE: MY) (“Ming Yang” or the “Company”), announced that it has secured a total of 87MW in the first tranche of tender for off-shore wind power near Zhuhai Guishan Island, Guangdong Province, China. The winning bid comprises of 29 units of 3MW super compact drive (“SCD”) wind turbine generators (“WTGs”) , which is in excess of 85% of the aggregate 100MW available for this tender in the first tranche of this project. The wind project is to be developed by Southern Off-shore Wind Power Joint Development Company, controlled by China Southern Power Grid Ltd. Ming Yang will be providing a complete technology and construction solution including WTGs, turbine towers and foundation structures as well as project management. Construction is anticipated to begin in October 2013 and be completed by the end of 2014. The bid is subject to the execution of the relevant definitive agreements.

“This bid marks an important milestone in the practical commercial off-shore tender in Guangdong Province and in China, I am very excited that Ming Yang has managed to secure a substantial part of the first tranche of this tender available using our SCD technology,” said Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “This is a clear endorsement of Ming Yang’s SCD technology, and heralds a new phase of off-shore wind power generation in China.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2012.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

SOURCE China Ming Yang Wind Power Group Limited